SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Dell Inc.

(Name of Subject Company (Issuer))

Dell Inc.

(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock: 24702R101

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Vice President and General Counsel

Dell Inc.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard J. Parrino Kevin K. Greenslade Joseph G. Connolly, Jr. Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600	Janet B. Wright Vice President-Corporate, Securities & Finance Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (512) 338-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$47,272,959	$6,449

*	Estimated pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, solely for purposes of determining the amount of the filing fee. The transaction valuation is based upon the aggregate cash purchase price of approximately $47,272.959 payable for all options to purchase shares of common stock being solicited in this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,449.00

Form or Registration No.: Schedule TO

Filing Party: Dell Inc.

Date Filed: September 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dell Inc., a Delaware corporation (“Dell”), with the Securities and Exchange Commission on September 26, 2013 (the “Schedule TO”) relating to the offer by Dell to purchase outstanding options to purchase shares of its common stock, par value $0.01 per share (the “common stock”), on the terms and subject to the conditions described in the Offer to Purchase for Cash Outstanding Options to Purchase Common Stock under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan, dated September 26, 2013, and the appendices attached thereto (the “Offer to Purchase”).

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1—Summary Term Sheet, Item 4 – Terms of the Transaction and Item 11 – Additional Information.

Items 1, 4 and 11 of the Schedule TO and the sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by the following:

“On October 25, 2013, Dell issued a press release and disseminated by e-mail a notice announcing that it had extended the tender offer until 5:00 p.m., New York City time, on October 29, 2013. The full text of the press release and e-mail notice issued on October 25, 2013 announcing the extension of the tender offer are filed as Exhibits (a)(1)(I) and (a)(1)(J), respectively, to Amendment No. 1 to the Schedule TO and are incorporated by reference into the Schedule TO.”

Item 12—Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(I)	Press Release issued by Dell Inc. dated October 25, 2013 Announcing Extension of Tender Offer

(a)(1)(J)	Form of E-mail to Option Holders Announcing Extension of Tender Offer

(a)(l)(K)	Screenshot of Tender Offer Website Screen Announcing Extension of Tender Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

Dated: October 25, 2013

EXHIBIT INDEX

The Exhibit Index is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(I)	Press Release issued by Dell Inc. dated October 25, 2013 Announcing Extension of Tender Offer

(a)(1)(J)	Form of E-mail to Option Holders Announcing Extension of Tender Offer

(a)(l)(K)	Screenshot of Tender Offer Website Screen Announcing Extension of Tender Offer

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